[redacted]

04002922

VF 3-12-04

AH 3/12/2004

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004 158

SEC FILE NUMBER
8- 26883

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2003 (MM/DD/YY) AND ENDING 12-31-2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fox & Henry, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

455 S. Frontage Road
(No. and Street)

Burr Ridge	IL	60527
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William E. Fox — 630-325-4445
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Korbakes & Co. L.L.P.
(Name — *if individual, state last, first, middle name*)

745 McClintock Drive, Suite 210,	Burr Ridge,	IL	60527
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AH 3.25.200

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, William E. Fox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fox & Henry, Inc., as of December 31, 2003, 19X, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Secondary Income Fund IV, Secondary Income Fund V, Secondary Income Fund VI

OFFICIAL SEAL
INGRID CHYBIK
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/12/08

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to S.E.C. Rule 17a-5(d)
Fox & Henry, Inc.
December 31,2003

George Korbakes & Co., LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
of Fox & Henry, Inc.

We have audited the accompanying balance sheet of Fox & Henry, Inc. an Illinois S corporation as of December 31, 2003, and the related statements of operations & retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fox & Henry, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but it is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole and in conformity with rules of the Securities and Exchange Commission.

George Korbakes & Co. L.L.P.

Burr Ridge, Illinois

February 18, 2004

745 McClintock Drive, Suite 210
Burr Ridge, IL 60527

www.gkorbakes.com

Tel. (630) 986-4800
Fax (630) 986-4882

FOX & HENRY, INC.
BALANCE SHEET
DECEMBER 31, 2003

ASSETS

CURRENT ASSETS	
Cash	$ 9,250
Money market funds	17,072
Total	26,322
OTHER ASSETS	
Security deposit	1,078
Total	1,078
Total Assets	$ 27,400

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 778
Commissions payable	3
Total	781
STOCKHOLDERS' EQUITY	
Common Stock; no par value; 1,000 shares authorized, 500 issued	1,000
Additional paid-in capital	7,000
Retained earnings	18,619
Total	26,619
Total Liabilities and Stockholders' Equity	$ 27,400

FOX & HENRY, INC.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
FOR THE YEAR DECEMBER 31, 2003

Commission Income	$ 70,463
Operating Expenses	
Commissions	53,847
Salaries	33,669
Payroll taxes	2,660
Licenses and regulatory fees	5,132
Legal and accounting	3,000
Rent	14,484
Office supplies and expense	579
Telephone	1,976
Printing and postage	1,071
Outside services	990
Insurance	15,790
Travel and entertainment	1,547
Dues and publications	2,150
Office overhead reimbursed	(60,879)
Total	76,016
Loss from operations	(5,553)
Other income – interest	497
Net loss	(5,056)
Retained earnings at beginning of year	23,675
Retained earnings at end of year	18,619

The Accompanying Notes are an Integral Part of these Financial Statements

FOX & HENRY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR DECEMBER 31, 2003

Cash Flows Provided by Operating Activities	
Collections from customers	$ 131,342
Cash paid to suppliers	(137,209)
Net Cash Used by Operating Activities	(5,867)
Cash Flows Used In Investing Activities:	
Interest received	497
Net Cash Provided By Investing Activities	497
Net Decrease in Cash	(5,370)
Cash at beginning of year	31,692
Cash at end of year	$ 26,322
Reconciliation of Net Income to Net Cash Provided by Operating Activities	
Net loss	(5,056)
Less: Interest income	(497)
Adjustments to reconcile net loss to net cash used by operating activities:	
Decrease in accounts payable	645
Increase in accrued liabilities	(959)
Net Cash Used by Operating Activities	$ (5,867)

The Accompanying Notes are an Integral Part of these Financial Statements

FOX & HENRY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

1. BACKGROUND AND SIGNIFICANT ACCOUNTING POLICIES

Business

Fox & Henry, Inc. was incorporated on September 8, 1981, and is a broker/dealer selling direct participation interests in mutual funds and real estate, oil and gas partnerships on a commission basis.

Revenue Recognition

Commission income is recognized on a trade-date basis.

Income Taxes

The Company has elected to be taxed as a small business corporation and, therefore, all income is taxed directly to its shareholders for Federal Income Tax purposes. For state tax purposes no provision for Illinois Replacement Tax has been included.

Policy of Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months.

2. COMMITMENTS

The Company leases office space under a month to month lease expiring January 31, 2004.

Minimum future rental payments under the month to month operating lease is as follows:

	2004	$ 1,078
Total Minimum Future Rental Payments		$ 1,078

3. RELATED PARTY TRANSACTIONS

The shareholders of the Company are general partners in certain real estate partnerships, which are operated out of the Company's office facility. The Company was reimbursed $60,879 by the related partnerships for office overhead.

4. RECONCILIATION OF NET CAPITAL

Net Capital - Financial and Operational Combined Uniform Single Report As of December 31, 2003	$ 25,538
Net Capital - Financial Report	$ 26,619
Difference	$ 1,081

SUPPLEMENTARY INFORMATION

George Korbakes & Co., LLP
Certified Public Accountants

**INDEPENDENT AUDITORS' REPORT
ON THE INTERNAL CONTROL STRUCTURE**

To the Stockholders and the Board of Directors
Fox & Henry, Inc.

We have examined the financial statements of Fox & Henry, Inc. For the year ended December 31, 2003 and have issued our report thereon dated February 18, 2004. As part of our examination, we made a study and evaluation of the Company's internal control structure to the extent we considered necessary to evaluate the structure as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Fox & Henry, Inc. That we considered relevant to the objectives stated in SEC Rule 17a(g), (l) in making the periodic computations of net capital under SEC Rule 17a-3(a) (11).

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

745 McClintock Drive, Suite 210
Burr Ridge, IL 60527
www.gkorbakes.com
Tel. (630) 986-4800
Fax (630) 986-4882

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Fox & Henry, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Act of 1934, and should not be used for any other purpose.

George/Gerlach & Co. L.L.P.

Burr Ridge, Illinois

February 18, 2004

FORM
X-17A-5

3/91

FOCUS REPORT

OMB No. 3235-0123
(5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER	SEC FILE NO.
	8-26883 [14]
	FIRM ID. NO.
Fox & Henry, Inc. [13]	0911 [15]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)	FOR PERIOD BEGINNING (MM/DD/YY)
455 S. Frontage Road [20] (No. and Street)	1-1-2003 [24]
	AND ENDING (MM/DD/YY)
Burr Ridge [21] (City) IL [22] (State) 60527 [23] (Zip Code)	12-31-2003 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT	(Area Code)—Telephone No.
William E. Fox [30]	630-325-4445 [31]
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

8A-010210-J
FOX & HENRY, INC. IIA
INGRID CHYBIK
6428 JOLIET ROAD,
COUNTRYSIDE IL 60525

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 18th day of February ~~19~~ 2004

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

George Korbakes & Co., L.L.P. [70]

ADDRESS Number and Street	City	State	Zip Code
745 McClintock Drive, Ste. 210, [71]	Burr Ridge, [72]	IL [73]	60527 [74]

Check One

(X) Certified Public Accountant [75]

( ) Public Accountant [76]

( ) Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION [50]	REPORT DATE MM/DD/YY [51]	DOC. SEQ. NO. [52]	CARD [53]				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Fox & Henry, Inc. | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/2003 [99]
SEC FILE NO. 8-26883 [98]
Consolidated [198]
Unconsolidated [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 26,319 [200]		$ 26,319 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	[300]	$ [550]	[810]
3. Receivables from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes: market value of collateral:	[470]	[640]	[890]
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	[680]	[920]
11. Other assets	[535]	1,081 [735]	1,081 [930]
12. TOTAL ASSETS	$ 26,319 [540]	$ 1,081 [740]	$ 27,400 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Fox & Henry, Inc. as of 12/31/2003

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable		$	1045	$	1255	$	1470
14. Payable to brokers or dealers:							
A. Clearance account			1114		1315		1560
B. Other		781	1115		1305	781	1540
15. Payable to non-customers			1155		1355		1610
16. Securities sold not yet purchased, at market value					1360		1620
17. Accounts payable, accrued liabilities, expenses and other			1205		1385		1685
18. Notes and mortgages payable:							
A. Unsecured			1210				1690
B. Secured			1211		1390		1700
19. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings:					1400		1710
1. from outsiders $	970						
2. Includes equity subordination (15c3-1 (d)) of .... $	980						
B. Securities borrowings, at market value:					1410		1720
from outsiders $	990						
C. Pursuant to secured demand note collateral agreements:					1420		1730
1. from outsiders $	1000						
2. Includes equity subordination (15c3-1 (d)) of .... $	1010						
D. Exchange memberships contributed for use of company, at market value					1430		1740
E. Accounts and other borrowings not qualified for net capital purposes			1220		1440		1750
20. TOTAL LIABILITIES		$ 781	1230	$	1450	$ 781	1760

Ownership Equity

21. Sole proprietorship			$	1770
22. Partnership (limited partners	$	1020)		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			1,000	1792
C. Additional paid-in capital			7,000	1793
D. Retained earnings			18,619	1794
E. Total			26,619	1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 26,619	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 27,400	1810

OMIT PENNIES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT

PART IIA

BROKER OR DEALER Fox & Henry, Inc. as of 12/31/2003

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 26,619	3480
2.	Deduct ownership equity not allowable for Net Capital [19]			( )	3490
3.	Total ownership equity qualified for Net Capital			26,619	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 26,619	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) [17]	$ 1,081	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(1,081)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions [20]			$ 25,538	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities [18]		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 25,538	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Fox & Henry, Inc. as of 12/31/2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	52	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14.	Excess net capital (line 10 less 13)	$	20,538	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	25,460	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition				$	781	3790
17.	Add:						
	A. Drafts for immediate credit	$		3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
	C. Other unrecorded amounts (List)	$		3820	$		3830
19.	Total aggregate indebtedness				$	781	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				%	3	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24.	Net capital requirement (greater of line 22 or 23)	$		3760
25.	Excess net capital (line 10 less 24)	$		3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$		3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

BROKER OR DEALER Fox & Henry, Inc.

For the period (MMDDYY) from 01/01/03 [3932] to 12/31/0 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$		3935
b. Commissions on listed option transactions			3938
c. All other securities commissions		70,463	3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		497	3995
9. Total revenue	$	70,960	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers		$		4120
11. Other employee compensation and benefits				4115
12. Commissions paid to other broker-dealers			53,847	4140
13. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements	4070			
14. Regulatory fees and expenses			5,132	4195
15. Other expenses			17,037	4100
16. Total expenses		$	76,016	4200

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$	(5,056)	4210
18. Provision for Federal income taxes (for parent only)				4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of	4238			
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of	4239			
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items		$	(5,056)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$		4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Fox & Henry, Inc.

For the period (MMDDYY) from 01/01/03 to 12/31/03

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 31,675	424
A. Net income (loss)		(5,056)	425
B. Additions (Includes non-conforming capital of	$ [4262])		426
C. Deductions (Includes non-conforming capital of	$ [4272])		427
2. Balance, end of period (From item 1800)		$ 26,619	429

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIE

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Fox & Henry, Inc. as of 12/31/03

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1		4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... 5000 required See attached		4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ____ 4335		4570
D. (k) (3)—Exempted by order of the Commission		4580

FOX & HENRY, INC.
ADDENDUM TO QUESTION 25
FOCUS PART IIA
FORM X-17A-5
DECEMBER 31, 2003

We sell partnership interests in real estate, oil and gas partnerships on a commission basis. We do not collect any cash, which is paid by customer directly to issuing partnership. Neither do we hold any securities for customers. However, we have established a segregated cash account for the exclusive benefit of customers. Due to the nature of our business, the only transaction ever recorded in this account was the opening deposit.